

August 4, 2011

Via E-mail
Laura Lee Stewart
Sound Financial, Inc.
2005 5th Avenue, Suite 200
Seattle Washington 98121

Re: **Sound Financial, Inc**.
             Form 10-K
             For Fiscal Year Ended December 31, 2010
             Filed March 31, 2011
             File No. 000-52889

Dear Ms. Stewart:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Item 13: Certain Relationships and Related Transactions

1. In future filings, revise the disclosure to state, if true, that all loans were made in the ordinary course of business and on substantially the same terms, including interest rate and collateral, as those prevailing at the time for _comparable loans with persons not related to the lender._ For the updated disclosure requirements, refer to Instruction 4(c) to Item 404(a) of Regulation S-K.

2. Advise us whether you could have made the Item 404(a) disclosure cited above in your 2010 10-K filing. If not, amend.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3698 with any other questions.

Sincerely,

/s/Mark Webb

Mark Webb
Branch Chief